UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of August 2009

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Mira Rosenzweig —————————————— Mira Rosenzweig, Chief Financial Officer

Dated: August 12, 2009

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.co.il Web site: http://www.camtek.co.il

12-8-09

CAMTEK ANNOUNCES SECOND QUARTER 2009
FINANCIAL RESULTS
34% sequential revenue increase from first quarter 2009;
substantially narrows operating and net loss compared to first quarter 2009

MIGDAL HAEMEK, Israel – August 12, 2009 – Camtek Ltd. (NASDAQ and TASE: CAMT), today announced its financial results for the second quarter ended June 30, 2009.

Revenues for the second quarter of 2009 increased 34% to $12.5 million, compared to $9.3 million in the first quarter of 2009. Revenues in the second quarter last year totaled $22.7 million.

Gross profit for the second quarter totaled $4.2 million, a 21% increase compared to the $3.5 million gross profit in the first quarter of 2009. Gross profit for the second quarter of 2008 totaled $8.8 million. Gross margin for the second quarter of 2009 totaled 34%, compared to 37% in the first quarter of 2009 and 38.9% in the second quarter of 2008.

Operating loss for the second quarter of 2009 totaled $2.1 million, compared to the $5.0 million operating loss in the prior quarter. Operating loss in the second quarter 2008 totaled $0.5 million.

Net loss for the second quarter of 2009 totaled $2.1 million, or $0.07 per share, compared to $5.5 million, or $0.19 per share in the prior quarter. Net loss for the second quarter last year totaled $0.5 million, or $0.02 per share.

Cash and cash equivalents at June 30, 2009, totaled $12.0 million compared to $11.4 million at the end of March 31, 2009 and $14.4 million net, at the end of December 31, 2008.

“During the second quarter we recognized a sequential increase in revenues and gross profit, while narrowing both our operating and net loss. Furthermore, we managed our cash resources, through prudent expense management, directly attributed to the deep restructuring measures implemented during the first quarter,” said Rafi Amit, Camtek’s CEO. “Looking ahead, despite the tough business environment we operate in, we continue to invest in R&D, in order to improve performances of our current product lines, as well as to develop new products. We estimate that revenues in the third quarter will be slightly higher than those of the second quarter.”

Conference Call
Camtek will host a conference call today, August 12, at 10:30 am EDT. Roy Porat, General Manager Camtek Israel and Mira Rosenzweig, Chief Financial Officer will host the call and will be available to answer questions after presenting the results.

To participate, please call one of the following telephone numbers at least 10 minutes before the start of the call, referencing the “Camtek second quarter 2009 results conference call”.

US:	1 866 744 5399	at 10:30 am Eastern Time
Israel:	03 918 0687	at 5:30 pm Israel Time
International:	+972 3 918 0687

For those unable to participate, the teleconference will be available for replay on Camtek’s website at http://www.camtek.co.il/ beginning 24 hours after the call.

ABOUT CAMTEK LTD.
With headquarters in Migdal Ha’Emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry. This press release is available at www.camtek.co.il

Contact Details
CAMTEK	IR INTERNATIONAL
Mira Rosenzweig CFO	GK International IR
Tel: +972-4-604-8308	Ehud Helft / Kenny Green
Fax: +972-4-604 8300	Tel: (US) 1 646 201 9246
Mobile: +972-54-9050703	info@gkir.com
mirar@camtek.co.il

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions, litigation risks, as well as due to risks identified in the documents filed by the Company with the SEC.

Camtek Ltd.

Consolidated Balance Sheets

(In thousands)

	June 30,	December 31,
	2009	2008
	Unaudited	Audited
	U.S. Dollars (In thousands)

Assets
Current assets
Cash and cash equivalents	12,029	15,949
Accounts receivable, net	16,417	18,156
Inventories	13,915	9,792
Due from affiliates	353	414
Other current assets	1,685	1,929
Deferred tax asset	39	39

Total current assets	44,438	46,279

Fixed assets, net	16,335	15,648

Long term inventory	10,693	21,653
Deferred tax asset	127	127
Other assets, net (*)	4,694	1,028

	15,514	22,808

Total assets	76,287	84,735

Liabilities and shareholder's equity
Current liabilities
Short term loan	-	1,500
Accounts payable trade	2,225	5,240
Due to affiliates	104	294
Convertible loan - current portion	1,667	1,667
Other current liabilities	11,256	11,382

Total current liabilities	15,252	20,083
Long term liabilities
Convertible loan net of current portion	1,666	1,666
Other long term liabilities (*)	3,822	-
Liability for employee severance benefits	264	271

Total liabilities	21,004	22,020

Commitments and contingencies
Shareholders' equity
Ordinary shares NIS 0.01 par value, authorized 100,000,000 shares, issued 31,227,484 in 2008 and 31,272,318 in 2009, outstanding
29,135,108 in 2008 and 29,178,942 in 2009.	132	132
Additional paid-in capital	60,251	60,149
Retained earnings (losses)	(3,202)	4,332

	57,181	64,613
Treasury stock, at cost (2,092,376 shares in 2008 and 2009)	(1,898)	(1,898)

Total shareholders' equity	55,283	62,715

Total liabilities and shareholders' equity	76,287	84,735

(*) The increase relates to Printar acquisition

Camtek Ltd.

Consolidated Statements of Operations

(In thousands, except share data)

	Six Months ended June 30,		Three Months ended June 30,		Year ended December 31,
	2009	2008	2009	2008	2008
	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	U.S. dollars		U.S. dollars		U.S. dollars

Revenues	21,798	43,945	12,510	22,653	75,463
Cost of revenues	14,146	25,649	8,319	13,834	47,615

Gross profit	7,652	18,296	4,191	8,819	27,848

Research and development costs	4,896	6,340	2,309	3,345	12,801
Selling, general and administrative
expenses	9,864	12,329	4,008	5,961	24,834

	14,760	18,669	6,317	9,306	37,635

Operating loss	(7,108)	(373)	(2,126)	(487)	(9,787)

Financial income (expenses), net	(281)	522	96	56	1,000

Income (loss) before income
taxes	(7,389)	149	(2,030)	(431)	(8,787)

Income tax	(145)	(154)	(52)	(67)	(770)

Net loss	(7,534)	(5)	(2,082)	(498)	(9,557)

Net loss per ordinary share:

Basic	(0.26)	-	(0.07)	(0.02)	(0.32)

Diluted	(0.26)	-	(0.07)	(0.02)	(0.32)

Weighted average number of
ordinary shares outstanding:

Basic	29,209	30,249	29,212	30,250	29,916

Diluted	29,209	30,249	29,212	30,250	29,916